EXHIBIT 23



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the reference to our firm under the caption "Experts" in the Registration Statement and related Prospectus of Amerada Hess Corporation, dated March 1, 2006, for the registration of an unlimited amount of its Debt Securities, Warrants, Common Stock, Preferred Stock Depository Shares, Purchase Contracts and Units and to the incorporation by reference therein of our reports dated February 21, 2005, with respect to the consolidated financial statements and schedules of Amerada Hess Corporation, Amerada Hess Corporation management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Amerada Hess Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.



New York, NY
February 24, 2006